SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: November 28, 2012

Press Release

Eltek Reports Third Quarter 2012 Financial Results

•	7th consecutive profitable quarter
•	Third quarter revenues totaled $10.8 million
•	Fourth quarter orders indicate an upturn in revenues
•	Signed Corporate Purchasing Agreement with DRS

PETACH-TIKVA, Israel, November 28, 2012 (NASDAQ:ELTK) - Eltek Ltd., a leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the quarter ended September 30, 2012.

Third Quarter 2012:

Revenues for the quarter ended September 30, 2012 were $10.8 million compared with revenues of $12.0 million recorded in the third quarter of 2011.

Gross profit for the third quarter of 2012 was $1.7 million (16.1% of revenues) compared with gross profit of $2.4 million (20.0% of revenues) in the third quarter of 2011.

Operating profit for the third quarter of 2012 was $285,000 compared to operating profit of $959,000 in the third quarter of 2011.

Net profit for the third quarter of 2012 was $135,000 or $0.02 per fully diluted share compared to net profit of $573,000, or $0.09 per fully diluted share, in the third quarter of 2011.

First nine months of 2012:

Revenues for the nine-month period ended September 30, 2012 were $34.3 million compared to revenues of $35.3 million recorded in the first nine months of 2011.

Gross profit for the first nine months of 2012 was $6.0 million (17.4% of revenues) compared to gross profit of $7.0 million (19.7% of revenues) in the first nine months of 2011.

Operating profit for the first nine months of 2012 was $1.5 million compared to operating profit of $2.3 million in the first nine months of 2011.

Net profit for the first nine months of 2012 was $1.0 million, or $0.15 per fully diluted share, compared with net profit of $1.6 million, or $0.24 per fully diluted share, in the first nine months of 2011.

EBITDA:
In the third quarter of 2012, Eltek had EBITDA of $680,000 compared with EBITDA of $1.6 million in the third quarter of 2011. In the first nine months of 2012, Eltek had EBITDA of $2.8 million compared with EBITDA of $3.9 million in the same period in 2011.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "Eltek was able to report its seventh consecutive quarter of profitable operations in spite of a temporary production line problem, which reduced our revenues in the third quarter. I am glad to say that this temporary problem was resolved and is not expected to affect our ongoing production activity. The encouraging news is that this issue did not affect our company's business in its main target market in the US, in which Eltek continues to generate quarterly growth, despite the uncertainties in the global markets. Based on our order backlog for the fourth quarter we expect to return to a similar level of revenues as we have recorded in the previous six quarters."

"We recently signed a corporate purchasing agreement (CPA) with DRS Technologies, Inc. of the US, a Finmeccanica Company that is a leading supplier of integrated products, services and support to military forces, intelligence agencies and prime contractors worldwide, which employs approximately 70,000 people worldwide. Being selected as a preferred supplier by an important group like DRS and signing a CPA is very encouraging. It is evidence of Eltek's high-end technology, capability and reliability, which are key factors for the defense, aerospace and medical sectors." Mr. Reichart concluded.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		nine months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited		Unaudited		Audited

Revenues	10,779	11,974	34,291	35,345	46,830
Costs of revenues	(9,045)	(9,585)	(28,321)	(28,389)	(38,101)

Gross profit	1,734	2,389	5,970	6,956	8,729

Selling, general and administrative expenses	(1,449)	(1,430)	(4,503)	(4,694)	(6,155)

Operating profit (loss)	285	959	1,467	2,262	2,573

Financial income (expenses), net	(128)	(374)	(394)	(590)	(739)

Profit (loss) before other income, net	157	585	1,072	1,672	1,834

Other income, net	(4)	1	5	10	12

Profit (loss) before income tax expenses	154	586	1,078	1,682	1,846

Income tax (expenses), net	(9)	(22)	(43)	(45)	(31)

Net Profit (loss)	145	564	1,035	1,637	1,815

Net profit (loss) attributable to non controlling interest	10	9	23	(19)	31

Net Profit (loss) attributable to controlling interest / Eltek	135	573	1,012	1,618	1,846

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.02	0.09	0.15	0.24	(0.26)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
Assets

Current assets
Cash and cash equivalents	1,434	1,310	892
Receivables: Trade, net of provision for doubtful accounts	6,808	8,425	8,885
Other	285	271	116
Inventories	5,124	5,154	4,434
Prepaid expenses	212	289	239

Total current assets	13,863	15,449	14,566

Assets held for employees' severance benefits	44	40	39

Fixed assets, less accumulated depreciation	8,445	7,588	7,746

Goodwill	486	540	518

Total assets	22,838	23,617	22,869

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	5,167	6,841	4,856
Accounts payable: Trade	5,940	5,920	6,456
Related parties	1,035	1,108	1,046
Other	4,024	4,439	3,995

Total current liabilities	16,166	18,308	16,353

Long-term liabilities
Long term debt, excluding current maturities	898	145	1,604
Employee severance benefits	138	421	150

Total long-term liabilities	1,036	566	1,754

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2011.	1,384	1,384	1,384
Additional paid-in capital	14,295	14,328	14,328
Cumulative foreign currency translation adjustments	2,507	2,855	2,622
Capital reserve	695	695	695
Accumulated deficit	(13,386)	(14,716)	(14,398)
Shareholders' equity	5,495	4,546	4,631
Non controlling interest	141	197	131
Total equity	5,636	4,743	4,762
Total liabilities and shareholders' equity	22,838	23,617	22,869

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended December 31, 2011
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		nine months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011

GAAP net Income (loss)	135	573	1,012	1,618	1,846
Add back items:

Financial (income) expenses, net	128	374	394	590	739
Income tax (benefit) expense	9	22	43	45	31
Depreciation	408	583	1,343	1,642	2,091
Adjusted EBITDA	680	1,552	2,792	3,895	4,707